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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                          RELIANCE GROUP HOLDINGS, INC.
                                (Name of Issuer)

     COMMON STOCK, $0.10 PAR VALUE                         75946410
     (Title of class of securities)                     (CUSIP number)

                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932

(Name, address and telephone number of person authorized to receive notices and communications)

                                 JULY 18, 2000

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 4 pages)
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

----------------------------------------------------------------------              -------------------------------------------
CUSIP No.  75946410                                                        13D
----------------------------------------------------------------------              -------------------------------------------

------------------- -----------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -----------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [_]
                                                                                                                       (b) [_]
------------------- -----------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- -----------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                Not Applicable

------------------- -----------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
------------------- -------------------------------------------------- --------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                     New York

------------------------------ ------- ----------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           0
           SHARES
                               ------- ----------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         0
          OWNED BY
                               ------- ----------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      0
          REPORTING
                               ------- ----------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    0

------------------------------ ------- ----------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        0

------------------- -----------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

------------------- -----------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    0

------------------- -----------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                           CO

------------------- -----------------------------------------------------------------------------------------------------------

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

                  Item 1. Security and Issuer.
                          -------------------

                  This Statement constitutes Amendment No. 1 to the Statement on
Schedule 13D (as amended, the "Schedule 13D") with the Securities and Exchange Commission filed by Leucadia National Corporation ("Leucadia") with respect to the common stock, $0.10 par value per share (the "Common Stock"), of Reliance Group Holdings, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment No. 1 without definition shall have the meanings ascribed to them in the Schedule 13D. The address of the principal executive office of the Company is 55 East 52nd Street, New York, New York 10055.

                  Item 4. Purpose of the Transaction.
                          --------------------------

                  On July 18, 2000 Leucadia terminated the Merger Agreement pursuant to its terms.

                  Item 5. Interest in Securities of the Issuer.
                          ------------------------------------

                  (a)-(d) The information set forth in Item 4 is incorporated herein by reference.

                  (e) As a result of the termination of the Merger Agreement and the resulting termination of the Stockholders Agreement and the Stock Option Agreement, Leucadia is no longer deemed to be the beneficial owner of any shares of Common Stock of the Company, effective July 18, 2000.

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  July 19, 2000



                                            LEUCADIA NATIONAL CORPORATION


                                            BY:    /S/ JOSEPH A. ORLANDO
                                                   ----------------------
                                            Name:  JOSEPH A. ORLANDO
                                            Title: Vice President




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